UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 25, 2018

ESTRE AMBIENTAL, INC.

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil
+55 11 3709 2300
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 25, 2018, Estre Ambiental, Inc. (the “Company”) announced the results of its annual general meeting (the “AGM”) that was held at the offices of the Company located at 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, São Paulo, 04543-900 – SP, Brazil on October 25, 2018 at 10.30am (São Paulo time) and was webcast live over the Internet. Holders of an aggregate of 66.99% of the Company's issued ordinary shares and Class B shares, as of the record date, September 7, 2018, were present in person or by proxy at the AGM. The AGM approved the appointment of Gesner Oliveira, Fabio Pinheiro and Ricardo Pelúcio as Class I Directors of the Company with immediate effect and approved, ratified and confirmed the appointment of Ernst & Young Auditores Independentes S.S. as the independent auditors of the Company for the financial year ending December 31, 2018. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTRE AMBIENTAL, INC.

Date: October 25, 2018	By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer